

January 9, 2014

<u>Via E-mail</u>
Mr. Lewis J. Derbes, Jr.
Chief Financial Officer
Stewart Enterprises, Inc.
1333 South Clearview Parkway
Jefferson, Louisiana 70121

> **Re: Stewart Enterprises, Inc.
> Amendment No. 1 to Schedule TO
> Filed December 30, 2013
> File No. 005-42169**

Dear Mr. Derbes:

We have reviewed your filing and have the following comments.

<u>General</u>

1.   We note your response to prior comment 1, in which you assert that the conversion rights of noteholders do not constitute a tender offer. We remain unable to distinguish the repurchase offer for cash, with respect to which a Schedule TO has been filed and compliance with Rule 13e-4 undertaken, from the "conversion right" for cash. Furthermore, while the notes may no longer be characterizable as equity securities following execution of the supplemental indentures subsequent to commencement, the notes appear to have been equity securities at the time that the repurchase offer and the conversion period began. Nevertheless, the staff will not undertake any further review of this issue at this time, given our understanding of the following factors: the company has now filed a Form 15 with respect to its common stock; no repurchases or conversions were effected prior to the filing of the Form 15; and, as a result of the execution of the supplemental indentures prior to the filing of the Form 15, the notes are under no circumstances convertible into, or exchangeable or exercisable for, common stock.

2.   We note your response to prior comment 2, regarding the application of Rule 14e-5 and Rule 13e-4(f)(6) to the simultaneous repurchase offer and conversion period. We continue to believe that offering conversions for cash during the term of the repurchase offer is an arrangement to purchase outside the repurchase offer under Rule 14e-5, and that any actual conversions would constitute purchases within the meaning of Rule 14e-(5). Nevertheless, the staff will not undertake any further review of this issue at this time, given that no repurchases or conversions were effected prior to the execution of

the supplemental indentures and, as a result of the execution of the supplemental indentures, the notes are under no circumstances convertible into, or exchangeable or exercisable for, common stock.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        John A. Marzulli, Jr., Esq.
        Shearman & Sterling LLP